Exhibit 3

Maximizing
The Value of Assets

First Quarter 2006 Report

PROFILE

ADB Systems International Ltd. (“ADB” or the “Company”) delivers asset lifecycle optimization solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including government, healthcare, manufacturing, financial services, and oil and gas. Current customers and partners include GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), BP, the National Health Service (UK), Talisman Energy, Vesta Insurance, Mesta AS, and Star Energy HG Gas Storage Limited.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE’s Asset Manager”), a joint venture launched with GE CEF.

ADB is headquartered in Toronto (Canada) and maintains offices in Stavanger (Norway), and London (U.K.). The Company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

For more information, please visit www.adbsys.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the past quarter, ADB has seen meaningful progress on several fronts. We have deepened our strategic relationship with GE, completed a financing, and generated record Q1 revenues while reducing expenses.

Revenues for the first quarter were $1.72 million. This compares to $1.54 million in Q1 of 2005 and represents an increase of 12 percent. We continue to see year-over-year revenue growth that is indicative of the steady improvements we are making as a result of growing customer relationships and the continued focus on key industry sectors.

In accordance with generally accepted accounting principles (GAAP), we recorded a net loss for the period of $480,000 or $0.01 per basic share. This compares to a net loss of $736,000 or $0.01 per basic share in the first quarter of 2005. In the fourth quarter of 2005, we recorded a net loss of $785,000 or $0.01 per basic share. Loss from operations improved to $228,000 in the first quarter of 2006 from $570,000 in Q1 2005.

In concert with our revenue growth, we continue to reduce our expenses in all facets of our operations. This improved bottom-line performance provides further evidence of the progress we continue to make.

Operating highlights

There were a number of noteworthy achievements and events in the first quarter:

•	We signed a customer agreement with GE Infrastructure, which will result in the deployment of our technology across such GE businesses as: Energy; Aviation; Oil and Gas; Rail and Water.
•	We raised gross proceeds of $755,000 through the issuance of convertible debentures to a group of institutional and private investors.
•	We entered into extended services and licensing arrangements with the NHS, which solidifies business flow in the UK in upcoming quarters.

Outlook and guidance
Our Q1 results show evidence of some favorable trends. In particular, we are encouraged by the number of financial, client and partnership arrangements that we have recently made

Yours truly,

Jeff Lymburner, CEO
May 2006

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	March 31	December 31
	2006	2005
ASSETS

CURRENT
Cash	$863	$278
Marketable securities	13	13
Accounts receivable	1,307	1,154
Deposits and prepaid expenses	203	141
	2,386	1,586

CAPITAL ASSETS (Note 3)	86	101
DEFERRED CHARGES	135	156
	$2,607	$1,843

LIABILITIES

CURRENT
Accounts payable	$1,085	$1,218
Accrued liabilities	1,020	911
Due to related parties (Note 4)	92	137
Deferred revenue	490	141
Current portion of secured subordinated notes (Note 5)	356	343
	3,043	2,750

SECURED SUBORDINATED NOTES (Note 5)	2,112	1,800
	5,155	4,550

NON-CONTROLLING INTEREST	3	3

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 6)	100,907	100,859
Contributed surplus (Note 7)	1,551	1,555
Warrants (Note 8)	298	278
Stock options (Note 9)	1,138	1,091
Other options	271	271
Conversion feature on secured subordinated notes (Note 5)	2,024	1,513
Cumulative translation account	107	90
Deficit	(108,847)	(108,367)
	(2,551)	(2,710)
	$2,607	$1,843

Continuation of business (Note 2)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Quarter ended March 31
	2006	2005
License revenue	$145	$-
Service revenue	1,577	1,536
Total revenue	1,722	1,536

Operating expenses:
General and administrative	841	1,026
Customer service and technology	884	929
Sales and marketing	142	137
Employee stock options	47	23
Depreciation and amortization	36	33
Other income (Note 10)	-	(42)
Total operating expenses	1,950	2,106

Loss from operations	(228)	(570)

Interest expense:
Cash interest expense	107	71
Accretion of secured subordinated notes	145	95
	252	166

NET LOSS FOR THE PERIOD	$(480)	$(736)

NET LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	74,208	71,370

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Quarter ended March 31
	2006	2005
DEFICIT, BEGINNING OF PERIOD	$(108,367)	$(104,866)
NET LOSS FOR THE PERIOD	(480)	(736)
DEFICIT, END OF PERIOD	$(108,847)	$(105,602)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian Dollars) (Unaudited)
	Quarter ended March 31
	2006	2005
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(480)	$(736)
Items not affecting cash:
Depreciation and amortization	36	33
Employee stock options	47	23
Accretion of secured subordinated notes	145	95
	(252)	(585)
Changes in non-cash operating working capital (Note 12)	132	1,000
	(120)	415

INVESTING
Capital assets	-	(18)
	-	(18)

FINANCING
Secured subordinated notes, net (Note 5)	705	-
Issuance of common shares	-	570
	705	570

NET CASH INFLOW DURING THE PERIOD	585	967

CASH, BEGINNING OF PERIOD	278	440
CASH, END OF PERIOD	$863	$1,407
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$10	$11

See Note 5 for disclosure of non-cash transactions regarding secured subordinated notes.

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of ADB Systems International Ltd. (“ADB” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements. The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2005.

2.  CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2005. Management’s 2006 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond Q1 of 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

3.  CAPITAL ASSETS

	March 31, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,522	$2,475	$47	$2,522	$2,470	$52
Computer software	13	13	-	13	11	2
Furniture and fixtures	384	365	19	384	358	26
Leasehold improvements	27	7	20	27	6	21
	$2,946	$2,860	$86	$2,946	$2,845	$101

4.     DUE TO RELATED PARTIES

During the quarter ended March 31, 2006, the Company repaid advances from directors and/or officers totaling $45,000 through the issuance of Series J notes. The total advances outstanding at March 31, 2006 include $61,000 comprised of two loan agreements that pay interest at a rate of 12 percent per annum, are secured by a general security agreement on the assets of the Company and mature as follows:
•	$44,000 maturing on July 29, 2006, and
•	$17,000 maturing on August 15, 2006.
The remaining amount of $31,000 is interest free and has no specific terms of repayment.

As at March 31, 2006, accrued liabilities included $6,000 (December 31, 2005 - $5,000) in interest payable on the above amounts due to related parties. During the quarter ended March 31, 2006, interest expense on advances from related parties was $2,000 (March 31, 2005 - $nil).

5.    SECURED SUBORDINATED NOTES

a) During the quarter ended March 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day holding period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes. The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively. The liability component will be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

b) During the quarter ended September 30, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes. The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively. The liability component will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Cash financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes. A portion of these financing costs, in the amount of $32,000, attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit. The option expires on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The share-purchase warrants expire on September 12, 2010. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options. The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

During the quarter ended March 31, 2006, $75,000 (face value) of the Series I notes (book value of $22,000) were converted into 500,000 equity units represented by 500,000 common shares valued at $22,000 and 500,000 warrants valued at $20,000 (See table below).

c) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to directors of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes. The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

d) During the quarter ended June 30, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to directors of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes. The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively. The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expires on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See (c) above).

e) During the quarter ended June 30, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity. The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

During 2004, all of the Series F notes were converted into equity units.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes. The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively. The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

f) During the quarter ended March 31, 2006, the Company recorded cash interest expense of $107,000 (March 31, 2005 - $71,000) and interest accretion of $145,000 (March 31, 2005 - $95,000).

g) As at March 31, 2006, accrued liabilities include $453,000 (December 31, 2005 - $363,000) of unpaid interest payable relating to the secured subordinated notes.

h) Accrued liabilities include accrued interest payable to related parties as follows:

(In thousands of dollars)	March 31, 2006	December 31, 2005
Series E	$1	$1
Series G	34	29
Series H	3	1
Series I	7	3
Series J	2	-
Total	$47	$34

i) Interest payments relating to the secured subordinated notes totaling $1,000 were made to related parties in the three-month period ended March 31, 2006 (March 31, 2005 - $1,000).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

j) The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured subordinated notes	Three Months Ended March 31, 2006		Year Ended December 31, 2005
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$3,455	$2,143	$2,605	$1,684
Issuance of notes:
Series I	-	-	1,200	280
Series J	755	202
Accreted (non-cash) interest	-	145	-	405
Conversion of notes:
Series H	-	-	(350)	(226)
Series I (Note 5 (b))	(75)	(22)
Closing balance	$4,135	$2,468	$3,455	$2,143

Current portion of notes - Series E	$375	$356	$375	$343
Long-term portion of notes	3,760	2,112	3,080	1,800
	$4,135	$2,468	$3,455	$2,143

Conversion features on secured subordinated notes including conversion feature of attached warrants	Three Months Ended March 31, 2006		Year Ended December 31, 2005
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	27,156	$1,513	13,781	$992
Issuance of notes:
Series I	-	-	16,000	668
Series J	10,067	553
Conversion of notes:
Series H	-	-	(2,625)	(147)
Series I (Note 5 (b))	(1,000)	(42)
Closing balance	36,223	$2,024	27,156	$1,513

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

6.	SHARE CAPITAL

a) Authorized
Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b) Outstanding
Common Shares	Three Months Ended March 31, 2006		Year Ended December 31, 2005
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)
Opening balance	74,120	$100,859	69,870	$100,052

Shares issued pursuant to:
Private placement (Note 6 (c))	-	-	2,500	468
Conversion of debentures (Note 5)	500	44	1,750	339
Payment of interest	28	4	-	-
Closing balance	74,648	$100,907	74,120	$100,859

c)  Private Placement

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.5 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40, for gross proceeds of $575,000 and net proceeds of $570,000. Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants. The warrants expire on February 23, 2009.

A reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital in the third quarter of 2005.

7.	CONTRIBUTED SURPLUS

The following table summarizes the transactions within contributed surplus.

(In thousands of dollars)	March 31, 2006	December 31, 2005
Opening balance	$1,555	$1,282

Allocation of unamortized deferred charges upon conversion of secured subordinated notes	(4)	(13)
Allocation of recorded value of expired warrants	-	286
Closing balance	$1,551	$1,555

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

8.	WARRANTS

a) A summary of the changes in the warrants issued and outstanding is as follows:

	March 31, 2006		December 31, 2005
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	8,854	$278	11,512	$405

Warrants issued pursuant to:
Private placement (Note 6 (c))	-	-	1,250	126
Conversion of debentures (Series I - Note 5 (b), Series H - Note 8 (c))	500	20	875	33
Warrants exercised	-	-	-	-
Warrants cancelled (Note 8 (b))	-	-	(4,783)	(286)
Closing balance	9,354	$298	8,854	$278

b)    On December 13, 2002, the Company issued 2 million warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement. These warrants, of which 1.25 million had vested, expired on January 5, 2005. Accordingly, these warrants were cancelled.

On April 25, 2002, the Company issued 50,000 warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services. These warrants expired on April 25, 2005, and were accordingly cancelled.

On June 13, 2005, the Company extended the expiry date of the 2,733,000 warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005. These warrants expired unexercised on September 26, 2005 and, as a result, were cancelled.

c)    During 2005, the Company issued a total of 875,000 common share-purchase warrants with an exercise price of $0.40 and an expiry date of October 21, 2008, as the result of the conversion of Series H notes.

9.	STOCK OPTIONS

a)
As at March 31, 2006, 2.897 million stock options were outstanding to employees and directors of which 1.906 million were exercisable. As at December 31, 2005, 2.997 million stock options were outstanding to employees and directors, of which 1.498 million were exercisable.

b)
On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1,361,000 of the options granted. Approximately 182,000 of these options vested in the first quarter of 2006 (Q1 of 2005 - 227,000), with the same number of options expected to vest in the subsequent quarter. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance-based options have vested as at March 31, 2006.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

On December 22, 2005, the Company granted 1.0 million stock options to certain employees, officers and directors of the Company. The options have an exercise price of $0.16 and expire on December 22, 2008. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 were cancelled in the quarter ended March 31, 2006. During the first quarter of 2006, 100,000 of the non-performance options vested. The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives. During the first quarter of 2006, 100,000 of these performance-based options vested.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the three-month periods ended March 31, 2006 and March 31, 2005, the employee stock option expense was $47,000 and $23,000, respectively.

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three Months Ended March 31
	2006	2005
Dividend yield	-	-
Risk free interest rate	N/A	3.86%
Expected volatility	N/A	96.60%
Expected term, in years	N/A	4.83

10.	OTHER INCOME

During the quarter ended March 31, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

11.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software and related services. Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. Information about the Company’s geographical net revenues and assets is set forth below:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three-Month Periods Ended March 31, 2006 and 2005
(in Canadian dollars)

Assets by Geographic Region:	March 31, 2006		December 31, 2005
	Capital Assets	Other Assets	Capital Assets	Other Assets
	(in thousands)
North America	$36	$135	$42	$156
Ireland and U.K.	3	-	3	-
Norway	47	-	56	-
	$86	$135	$101	$156

Net Revenue by Geographic Region:	Three Months Ended March 31
	2006	2005
	(in thousands)
North America	$170	$207
Ireland and U.K.	202	63
Norway	1,350	1,266
	$1,722	$1,536

12.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended March 31
	2006	2005
	(in thousands)
Accounts receivable	$(153)	$122
Deposits and prepaid expenses	(62)	70
Accounts payable	(133)	98
Accrued liabilities	109	5
Deferred revenue	349	725
Effect of currency translation	22	(20)
	$132	$1,000

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended March 31
	2006	2005
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 6(b))	$4	$-
Reduction in advances from related parties from conversion of secured subordinated notes (Note 4)	(45)	-

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

OVERVIEW

ADB Systems International Ltd. (“ADB” or the “Company”) provides asset lifecycle optimization solutions that help organizations source, maintain and sell assets for maximum value. Through our technology offerings and services, we enable organizations across a variety of sectors to generate improved efficiencies and reduced operating costs.

Our integrated solutions are designed to help our customers get full value from their capital assets by helping to:
•	Streamline sourcing/procurement activities while reducing purchasing costs
•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location
•	Generate higher yield for surplus assets that are disposed or sold on-line

We work with a growing number of customers and partners in a variety of industry verticals including government, healthcare, manufacturing, financial services, and oil and gas.

Our current customers and partners include GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), BP, the National Health Service (UK), Talisman Energy, Vesta Insurance, Mesta AS and Star Energy HG Gas Storage Limited.

Through our wholly owned subsidiary, ADB Systems USA, Inc., ADB owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE’s Asset Manager”), a joint business venture launched with GE CEF.

ADB has offices in Toronto (Canada), Stavanger (Norway), and London (U.K.).

Our shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

DEVELOPMENTS OF THE FIRST QUARTER OF 2006

We experienced a number of operational and customer-related accomplishments in the first quarter:

•	We signed a customer agreement with GE Infrastructure, which will result in the deployment of our technology across such GE businesses as Energy; Aviation; Oil and Gas; Rail and Water.
•	We raised gross proceeds of $755,000 through the issuance of convertible debentures to a group of institutional and private investors.
•	We entered into extended services and licensing arrangements with the NHS, which solidifies business flow in the UK in upcoming quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

Information Regarding Forward-looking Statements

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:
•	our ability to raise additional funding if needed;
•	our ability to repay our debt to lenders;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	risks associated with international operations;
•	our ability to develop appropriate strategic alliances and successfully develop and implement technology;
•	our ability to gain acceptance of our products and services;
•	our ability to respond to competitive factors and technological changes;
•	our ability to introduce new technology offerings and services;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations. Additional information relating to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2006 and March 31, 2005.

This section compares the unaudited consolidated financial results for the three-month periods ending March 31, 2006 and March 31, 2005 and analyzes significant changes in the consolidated statement of operations and consolidated statements of cash flows.

Overview: Net loss for the first quarter of 2006 was $480,000, or $0.01 per share, compared to net loss of $736,000, or $0.01 per share, for the same quarter of 2005. Total expenses decreased by $156,000 or 8 percent this quarter, when compared to the same quarter last year. Loss from operations improved by $342,000 or 60 percent this quarter, when compared to the same quarter last year.

Revenue: Revenue is comprised of software license sales and service fees for software implementation, consulting, application hosting, support and training. Overall revenue increased by 12 percent or $186,000 to $1.72 million for the quarter ended March 31, 2006 from $1.54 million for the quarter ended March 31, 2005. The increase in revenue was driven primarily by an increase in license revenue. This increase is attributable to the expanded relationships with customers in Ireland and UK and Norway, resulting in revenue increases of $139,000 and $84,000 respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

General and Administrative: General and administrative expenses declined by $185,000 to $0.84 million for the quarter ended March 31, 2006 from $1.03 million for the quarter ended March 31, 2005. The decrease in expenses was primarily the result of a decrease in payroll expenses in North America and Ireland due to a reduction in work force, savings in occupancy costs due to the closure of the Irish office, and lower expenses in investor relations and professional fees. The lower expenses for the first quarter of 2006 were partially offset by increased in office expenses in Norway and foreign currency exchange losses.

Customer Service and Technology: Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended March 31, 2006 these costs amounted to $884,000 compared with $929,000 for the first quarter of 2005, a decrease of $45,000. The decrease in costs is primarily due to the reduction of work force in Ireland.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended March 31, 2006 sales and marketing costs amounted to $142,000, consistent with $137,000 for the quarter ended March 31, 2005.

Employee Stock Options: The 2006 employee stock option expense represents the fair value of the stock options vesting from the January 25, 2005 and December 22, 2005 grants of 1.5 million and 1.0 million stock options respectively. For the quarter ended March 31, 2006 employee stock option expense amounted to $47,000, as compared to $23,000 in the same period of 2005, an increase of $24,000. This increase was due to the expenses associated with the December 22, 2005 grant.

Depreciation and Amortization: Depreciation and amortization expense was $36,000 for the quarter ended March 31, 2006, consistent with $33,000 for the quarter ended March 31, 2005.

Other Income: During the quarter ended March 31, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

Interest Expense: Interest expense was $252,000 for the quarter ended March 31, 2006, compared to $166,000 for the same quarter of 2005. The interest expense for 2006 included a cash interest expense of $107,000 and a non-cash interest expense of $145,000 related to the Series E, G, H, I and J secured subordinated notes. The interest expense for 2005 included a cash interest expense of $71,000 and a non-cash interest expense of $95,000 related to the Series E, G and H secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $120,000 for the first quarter of 2006, as compared to cash inflows of $415,000 generated from operating activities in the first quarter of 2005. During the first quarter of 2006, a significant portion of the maintenance fees were being billed on a quarterly basis, as compared to an annual basis in the first quarter of 2005.

Investing Activities: There were no investing activities during the first quarter of 2006, as compared to outflows of $18,000 for the same quarter of 2005. Cash flows from investing activities were the result of acquisition of new capital assets for the first quarter of 2005.

Financing Activities: Financing activities generated net cash inflows of $705,000 for the first quarter of 2006, as compared to cash inflows of $570,000 for the same quarter of 2005. Issuance of the Series J convertible notes in February of 2006 produced cash inflows of $750,000, net of $5,000 in financing costs. A portion of the financing in the amount of $45,000 was a result of the conversion of advances from related parties. The issuance of common shares and common share-purchase warrants through a private placement in February of 2005, produced net cash inflows from financing activities of $570,000 during the quarter ended March 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

Summary of Quarterly Results
The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the unaudited consolidated financial statements contained elsewhere in this interim report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Mar 31 2006	Dec 31 2005	Sep 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
(In thousands of Canadian dollars, except per share amounts)
Revenue	$1,722	$1,830	$1,119	$1,290	$1,536	$1,529	$886	$1,331
Operating expenses:
General and administrative	841	1,159	862	1,157	1,026	1,047	1,092	1,274
Customer service and technology	884	965	718	975	929	853	647	872
Sales and marketing	142	149	122	126	137	149	149	168
Employee stock options	47	85	22	24	23	-	-	11
Depreciation and amortization	36	35	32	32	33	94	374	366
Losses (gains) on disposal of capital assets	-	2	-	(2)	-	-	-	-
Other income	-	-	-	-	(42)	-	-	-
Total operating expenses	1,950	2,395	1,756	2,312	2,106	2,143	2,262	2,691
Loss from operations	(228)	(565)	(637)	(1,022)	(570)	(614)	(1,376)	(1,360)
Interest expense:
Cash interest expense	107	98	73	70	71	68	52	25
Accretion of secured subordinated notes	145	128	91	91	95	94	93	40
Interest income	-	(6)	(1)	(3)	-	(3)	-	(2)
	252	220	163	158	166	159	145	63
Net Loss for the Period	$(480)	$(785)	$(800)	$(1,180)	$(736)	$(773)	$(1,521)	$(1,423)

Basic and Diluted Net Loss Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.02)

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2006, the following related party transactions occurred:
•	The Company issued $105,000 of Series J notes to three directors and/or officers, of which, $45,000 was for the settlement of short-term advances from directors and/or officers.
•	The Company accrued $2,000 in interest payable relating to amounts due to related parties.
•	The Company paid $1,000 in interest relating to the secured subordinated notes to related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized $23.7 million in gains on investment disposals. The Company has not earned profits to date and, at March 31, 2006, has an accumulated deficit of $108.8 million. The Company expects to incur losses further into 2006 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2005. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $2.39 million were exceeded by current liabilities (excluding deferred revenue) of $2.55 million at the end of the first quarter of 2006 by $167,000. Current assets of $1.59 million were exceeded by current liabilities (excluding deferred revenue) of $2.61 million by $1.02 million at the end of the fourth quarter of 2005. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash and cash equivalents increased by $585,000 to $863,000 as at March 31, 2006 from $278,000 as at December 31, 2005. This increase in cash and cash equivalents was the result of the activities described in the Results From Operations section above.

CONTRACTUAL OBLIGATIONS

As at March 31, 2006, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(In thousands of Canadian dollars)	Total	Remainder of 2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$1,597	$305	$386	$336	$278	$146	$146
License agreements	351	88	117	117	29	-	-
Secured subordinated notes -principal repayment (a)	4,135	375	1,880	-	-	1,125	755
Secured subordinated notes - interest payment (a),(b)	1,722	158	704	-	-	528	332
	$7,805	$926	$3,087	$453	$307	$1,799	$1,233

(a)	These amounts assume that the notes will be held to maturity.
(b)	Assumes first year of Series I and J interest payable, can be fully settled by the issuance of shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

CRITICAL ACCOUNTING ESTIMATES

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. That business plan had included a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, the UK and North America as well as maintaining operating expenses at or near the same level as 2005. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2005.

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•    persuasive evidence of an arrangement exists;
•    delivery has occurred;
•    the fee is fixed or determinable; and
•    collectibility is probable.
Software license revenue consists of fixed license fee agreements involving perpetual licenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2006

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

Service Revenue
Service revenue consists of the following types of revenues:

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

CORPORATE DIRECTORY

Directors
T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
CEO

Jim Moskos
President,
ADB Technologies Group

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

Officers
Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, ADB Technology Group

Jan Pedersen
President ADB Systems, European Operations

(1) Member of the Audit Committee
(2) Member of the Management Resources and
     Compensation Committee
(3) Member of the Corporate Governance Committee

ADB Systems Offices
North America
Corporate Headquarters
ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systemer International ASA
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems International Ltd.
3000 Cathedral Hill
Guildford, Surrey GU2 7YB UK
+ 44 (0) 1483 243 577

Additional Shareholder
Information
www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3

Auditors
KPMG LLP
Toronto, Ontario, Canada

Lawyers
Brown Raysman Millstein
    Felder & Steiner LLP, New York
Gowling Lafleur Henderson LLP, Toronto

Stock Exchange Listings
Toronto Stock Exchange
    Symbol: ADY
OTC Bulletin Board
Symbol: ADBYF

Shares Outstanding
Issued: 74,647,732
March 31, 2006

ADB Systems,
Dyn@mic Buyer,
ProcureMate,
WorkMate and
Dyn@mic Seller are
trademarks of ADB
Systems International
Ltd. and its affiliates.

© 2006 ADB Systems
International Ltd.